                              November 2, 2007

Via EDGAR and First Class Mail
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

    Re:
    WorldWater & Solar Technologies Corp.
    (f/k/a WorldWater & Power Corp.)

Attention: Peggy Fisher, Assistant Director

Dear Ms. Fisher:

        On behalf of WorldWater & Solar Technologies Corp. (formerly known as WorldWater Corp.), we offer the following responses to the comments included in your letter dated August 27, 2007. The numbers of our responses correspond to the comment numbers in your August 27 letter, and we have included each of your comments below followed by our response. Revised documents have been transmitted electronically and we are sending copies of the documents that are marked to show changes from the previous filings which I hope will facilitate your review.

Preliminary Proxy Statement filed August 3, 2007

1.
Please update the financial information to comply with Item 310(g) of Regulation S-B.

Response—We have updated financial information in response to this comment.

Comparative Per Share Data, page 34

2.
Please present the equivalent pro forma per share data for ENTECH as required by Instruction 7(b)(10) of Item 14 and by Instructions 1 and 2 thereof.

Response—Equivalent pro forma per share data for ENTECH is presented in the revised filing.

3.
Please discuss the actual periods represented by the information for ENTECH, or cross-reference to where you disclose this information.

Response—Summary income statement data of ENTECH for the thirty nine weeks ended June 24, 2007 and June 25, 2006 has been included. The Company feels the appropriate revisions have been made within this disclosure.

Selected Historical Financial Data of ENTECH, Inc. page 35

4.
To balance the presentation, please also present the summary income statement data of ENTECH for the six months ended March 25, 2007 and March 26, 2006.

Response—The summary income statement data requested for the thirty nine weeks ended June 24, 2007 and June 25, 2006 has been included.

Unaudited Pro Forma Condensed Combined Financial Information page 40

5.
We note that the number of shares you expect to issue as presented in the pro forma statements is based upon the closing price of your common stock as of June 29, 2007. Since the actual number of shares you may issue may change materially as a result of the price of your common stock, please provide additional pro forma information to give effect to the range of possible results.

Response—We have provided this information in subparagraphs A, B and C of Note 2 in this section.

6.
Please remove the term "audited" in the third paragraph, or explain why this reference is appropriate for the consolidated balance sheets of WorldWater as of March 31, 2007 and ENTECH as of March 25, 2007.

Response—We have removed the word "audited" as requested.

7.
Please revise the first sentence of the sixth paragraph to refer to ENTECH's net assets, or tell us why the current reference to WorldWater's net assets is appropriate.

Response—This sentence has been revised to refer to ENTECH's net assets.

8.
Please disclose, if true, that the pro forma information reflects the terms that you expect will be included in the definitive documentation. Otherwise, please tell us why you believe the presentation reflects adjustments that are factually supportable.

Response—Please be advised that the pro forma information reflects the terms that are included in the definitive documentation.

9.
In that regard please tell us why you believe adjustments 2.A and C are factually supportable. Discuss any agreements you have to sell the common shares.

Response—We believe adjustments 2.A and C are factually supportable as the Entech merger agreement requires WorldWater to pay $5,000,000 in cash as part of the purchase price (adjustment 2A) and simultaneously provide $5,000,000 in working capital to Entech (adjustment 2C).

We have no definitive agreements at this time to sell the common shares; the Company is requesting shareholder approval to increase the number of shares authorized from 275,000,000 to 400,000,000 at the special shareholders' meeting.

Unaudited Pro Forma Condensed Combined Statement of Operations, pages 43 and 44

10.
We note that you reflect the results of ENTECH for the fiscal year ended September 24, 2006 in your pro forma statement of operations on page 43. On page 44, you reflect the results of ENTECH for the quarter ended March 25, 2007. As a result, you have omitted ENTECH's results of operations for the first quarterly period of their fiscal year ending in September 2007. Please provide quantitative and narrative disclosures about the gross profit, operating expenses and operating income for the omitted period.

Response—We have included a quantitative and narrative description of ENTECH's results of operations for the thirty nine weeks ended June 24, 2007 and June 25, 2006.

11.
Please include a footnote which clearly describes the adjustments to the weighted average shares outstanding.

Response—We have included footnote F in response to this comment.

12.
Please note that your pro forma EPS should not reflect shares whose proceeds will be issued for general corporate purposes, such as the $5.0 million you will use to fund working capital of ENTECH after the merger. However, you may present additional EPS data to reflect the issuance of all shares if it is meaningful, meets the other criteria for reflection as a pro forma adjustment and is labeled appropriately.

Response—We believe that the $5,000,000 to be raised for ENTECH working capital should be included in the EPS since this amount is a condition to closing the ENTECH transaction. The sale of additional common shares as indicated in adjustment 2C is required to satisfy the working capital condition.

13.
Please revise to either delete references to the net loss per share and weighted average shares outstanding for ENTECH, or show the actual amounts as calculated in accordance with U.S. GAAP.

Response—We have deleted the references identified in this comment.

Note 2—Unaudited Pro Forma Adjustments, page 45

14.
We note that $4.1 million of the purchase price for ENTECH was allocated to goodwill. Please reconcile this amount to the adjustment for $4.9 million reflected on the pro forma balance sheet.

Response—We have revised the table under "Unaudited Pro Forma Condensed Combined Statement of Operations" in response to this comment.

15.
We note the $31.7 million allocated to identifiable intangible assets. Please revise to explain the nature of the specific identifiable intangible assets to be acquired as listed in the table on page 46. Since the allocation is preliminary, identify intangible assets you are likely to recognize and discuss any uncertainties regarding the periods of amortization and the possible effects on your financial statements.

Response—We have revised the table under "Unaudited Pro Forma Condensed Combined Statement of Operations" in response to this comment.

16.
We note from Appendix C that you will enter into employment agreements with certain employees of ENTECH that will provide for the payment of $4 million to them computed as "an agreed-upon percentage of revenues of the business of the Target" and the obligation shall survive until such time as the full amount of the Earn-Out Consideration owed has been paid to the employee or the employee terminates employment. Please disclose the significant terms of your agreement, including this term. Further, please tell us and disclose how you will account for this $4 million and why. Tell us how you considered paragraph 34 of SFAS 141.

Response—We have expanded the description of the terms of the employment agreements in the section of the Proxy entitled "The Terms of the Merger Agreement." If the conditions for payment are satisfied, the payments will be expensed in accordance with paragraph 34 of SFAS 141.

17.
Include a discussion of the significant terms of the non-compete agreement and explain why the non-compete agreement was included in the purchase price allocation.

Response—We have expanded our discussion of the significant terms of the non-compete agreement. We are permitted to allocate purchase price to the non-compete under appendix A of SFAS 141(a)(14). See also our response to comment 18.

18.
Disclose the valuation method and significant assumptions used to allocate the purchase price in the proposed acquisition. In addition, disclose the factors that contributed to the purchase price that resulted in the recognition of goodwill as contemplated by paragraph 51.b. of SFAS 141.

Response—The relief from royalty approach to valuation was used to arrive at the preliminary allocation of fair market value of ENTECH's proprietary and patented technology. The key assumptions required to utilize the relief from royalty approach were the assumptions regarding future revenues to be earned from the utilization of the underlying patented and proprietary technology, the royalty rate that would be commanded in the marketplace for the leasing of equivalent technology and the required discount rate associated with the risk of realizing the projected revenues.

The assumptions as to future revenues were developed through discussions with WorldWater and ENTECH personnel regarding the estimated forecasted product sales associated with the relevant proprietary and patented technology. In developing the revenue forecast for each technology, the estimated technological product life was estimated and in the case of patented technology, the remaining legal life of the relevant patent was considered. Royalty rates associated with the patented and proprietary technology were derived from the review of transactions involving the licensing of comparable technologies. This information was derived from the RoyaltySource database. The reasonableness of the revenue forecasts and discount rates used as inputs in the relief from royalty valuation models were confirmed by reference to a discounted cash flow analysis that tied to the estimated purchase price.

The preliminary allocation of the non-compete agreements was based on an assessment of the negative impact associated with the key ENTECH managers covered by the non-compete agreements, actively competing against the Company. Based on this analysis, a preliminary allocation of 10% of the estimated purchase price was made. Based on our experience, given the importance of the key ENTECH personnel to the acquisition, we are of the opinion this preliminary allocation is reasonable.

The factors contemplated for the acquisition include access to state of the art patented and proprietary solar technology, access to top solar technology engineers, researchers and scientists and access to key ENTECH customers.

19.
With respect to the contingent consideration, please disclose the terms of the contingent consideration to the extent known and discuss the potential impact on future earnings. For example, we note from Appendix C that the earn-out consideration will be "computed as an agreed-upon percentage of revenues of the Target's business" and the obligation "shall survive until such time as the full amount of the Earn-Out Consideration has been paid." Refer to Paragraphs 27-28 of SFAS 141.

Response—The $5 million earn-out consideration for the ENTECH shareholders will be added to the purchase price of this transaction and will not have an impact on future earnings. The earn-out totaling $4 million for former ENTECH employees who will be employed by Merger Sub will be expensed as compensation expense at such time that they are earned. It is expected that this will not have a material impact on WorldWater's earnings. Please also see our response to comment 16.

Incorporation of Documents by Reference, page 80

20.
Please revise to be more specific about the documents that you are incorporating by reference. For example, we note that you filed a Form 10-KSB for the fiscal year ended December 31, 2006 and an amendment to that 10-KSB on May 29, 2007.

Response—We have revised this section in response to the comment.

21.
Please update this section as applicable.

Response—We have updated this section in response to the comment.

ENTECH. Inc. Financial Statements, page 81

Statements of Cash Flows, page 85

22.
Please reconcile the changes in your accounts for property and equipment and accumulated depreciation as shown in Note 4 on page 88, long-term debt as shown in Note 5 on page 88 and accrued liabilities as shown on the balance sheet on page 83 to your statement of cash flows on page 85, including your disclosures of non-cash investing and financing activities.

Response—For the fiscal year ended September 2005, the Company failed to include $112,002 of fully depreciated fixed assets in its footnotes. The footnotes have been revised to properly reflect the inclusion of the assets. The Statement of Cash Flows for the fiscal year ended September 2006 has been updated to properly reflect the correct activity between the long term debt and accrued liabilities.

Note 11—Stand Still Fee, page 90

23.
We note that you no longer reflect a liability of $500,000 for the Stand Still in your balance sheet as of March 25, 2007. Please tell us and disclose how you accounted for the fee.

Response—The $500,000 stand still fee was recorded as income for ENTECH in the first quarter of the fiscal year ending September 2007 as the stand still fee obligation lapsed.

Interim Financial Statements, page 92

24.
Please revise to present your statements of operations and statements of cash flows, and any applicable notes, for the six months quarters ended March 25, 2007 and March 26, 2006, consistent with Item 310(b) of Regulation S-B.

Response—We have revised these sections to comply with Item 310(b) of Regulation S-B.

Interim Statements of Operations and Cash Flows, pages 93 and 94

25.
We note that ENTECH's fiscal year end is based on a fifty-two week period ending on the last Sunday in September. It appears that the quarterly periods represent thirteen weeks ending on the last Sunday. If so, please disclose this information in the notes and on the face of these statements.

Response—We have made appropriate revisions in response to this comment.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Operation, page 16

Critical Accounting Policies and Estimates, page 17

26.
Your critical accounting policy disclosure for revenue recognition, allowance for doubtful accounts and share-based compensation does not provide the information related to the underlying estimates and judgments required by FR-72 and SEC Release No. 33-8098. The critical accounting policy discussion should supplement, not duplicate, the description of accounting policies that are disclosed in the notes to the financial statements. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present a company's analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Please revise future filings to specifically address the following:

  —    Provide information regarding how you arrived at the estimate;
  —    How accurate the estimate or assumption has been in the past;
  —    How much the estimate or assumption has changed in the past; and
  —    Whether the estimate or assumption is reasonably likely to change in the future.

Response—We have revised our disclosures regarding critical accounting policies and estimates.

27.
Please either include a discussion related to the estimates underlying your renewable energy credits in future filings, or tell us why you believe the accounting for these credits is not a critical accounting policy.

Response—We do not believe renewable energy credits represent a critical accounting policy. It occurred in two isolated cases and we do not anticipate entering into similar arrangements in the future. Please see our responses to comments 34–39 for additional information.

Comparison of Years ended December 31, 2006 and 2005, page 20

28.
For Contract Revenue, please expand your discussion in future filings to clarify the reasons for the significant increase from 2005 to 2006.

Response—We have revised our discussion of Contract Revenue in response to the comment.

29.
Under Loss from Operations, please note that the change from 2005 to 2006 represents an increase of $182,000 (rather than a decrease). Please revise in future filings.

Response—We have made the appropriate revision.

30.
In the second paragraph under Beneficial Conversion Interest/Warrant Exercise Inducement Fees, please reconcile the number of preferred shares for which a beneficial conversion was recorded on November 29,2006 (48,928,570) to the number of Series D convertible preferred shares issued to EMCORE on that same date for an investment of $13.5 million (4,892,857) in Note 12 on page 45.

Response—We have made the appropriate revision.

Historical Cash Flow Analysis, page 21

31.
In future filings, please discuss material changes in the underlying drivers of your working capital changes (e.g. cash receipts from the sale of products and service offerings and cash payments to acquire material and supplies for construction and component equipment), rattier than merely describing items identified on the face of the statement of cash flows to provide a sufficient basis for a reader to analyze the change. Refer to Release 33-3350. In this connection, please expand your discussion of cash flows from financing activities to include the nature of each of the material components and reason for the changes in future filings.

Response—We have revised this section in response to the comment.

Financial Statements, page 26

Consolidated Statements of Operations, page 28

32.
We note that the amount of $3,072,963 recorded under other expense for the year ended December 31, 2005 was identified as "warrant exercise inducement fees". However, according to the disclosure in Note 10 on page 43, this amount represents beneficial conversion expense recorded in conjunction with the issuance of convertible notes in July 2005. Please reconcile this description to your classification on the statement and explain how the amount was calculated. In this regard, please tell us and disclose in future filings the nature of the amount recorded under this line item for the year ended December 31, 2006—i.e., $1,588,432.

Response—We have revised this section to clarify the amount that represents beneficial conversion expense and the amount that represents warrant exercise inducement fees. In addition, see the response to comment 49.

33.
We note the amount recorded as "Beneficial Conversion and Warrants on Preferred Stock Dividend". Based on the disclosure in Note 12 on page 46, this represents a beneficial conversion adjustment recorded as a preferred stock dividend. Please tell us how the amount was calculated. In addition, tell us why it was not accounted for as an accretion of preferred stock.

Response—The preferred stock dividend represents a beneficial conversion charge for the Series D preferred shares that were issued in 2006. The preferred shares were convertible to common stock immediately. Since the preferred shares do not have a stated redemption period, the guidance in EITF 98-5, paragraph 8, footnote 5 (further supported by EITF 00-27, paragraph 20) indicates that the charge would be fully amortized on the date of issuance. We chose to label the caption as Preferred Stock Dividend rather than an accreted dividend since the full change was taken immediately. The amount was calculated by bifurcating the fair value of the warrants from the preferred stock to arrive at an effective conversion rate. The effective conversion rate was then compared to the market price of the Company's stock on the closing date of the preferred agreement.

Note 3. Summary of Significant Accounting Policies, page 32

Guarantor Arrangements—Renewable Energy Credit Guarantee (RECs), page 33

34.
Please tell us and disclose in future filings in sufficient detail the significant terms of the contracts with the guarantees including events and circumstances that would require you to perform under the guarantees and the maximum potential amount of future payments you could be required to make under the guarantee or the fact that there is no limitation on those payments, consistent with paragraph 13 of FIN 45. If you cannot estimate the maximum potential future payments under the guarantee, then, please disclose the reasons why. Clarify when you are required to make payments under the guarantee. Tell us and disclose in future filings whether the guarantee is a market price guarantee of the RECs or whether the guarantee is for the underlying performance of the equipment.

35.
Please tell us and disclose in future filings how you initially measured your guarantee obligation under FIN 45 and how you are subsequently measuring the guarantee and why. Reconcile with the disclosure on page 32 under Fair Value of Financial Instruments. We note from page 9 of your June 30, 2007 Form 10-Q that the liability is decreasing. Please tell us why.

36.
Please discuss your consideration of whether the guarantee is a derivative under SFAS 133 and is therefore not within the initial recognition and measurement provisions of FIN 45 under paragraph 7(a). Please also discuss your consideration of whether the guarantee is subject to the scope exception in paragraph 6(e) or 7(b).

37.
Further, please tell us about your consideration of whether or not the total arrangement consideration is fixed and determinable and how you considered your conclusions in determining the appropriate method to recognize revenue under the arrangements. Refer to SAB Topic 13.A.

38.
We note that the RECs relate to a 267,840kW solar-driven irrigation and energy system built in 2004 and a 42.7kW solar-pumping and energy system currently in construction. We also note that you recorded a reduction to contract revenues for the RECs of $393,617 and $0 in 2005 and 2006. Please tell us why you only recorded a reduction to revenues in 2005 considering the first unit was built in 2004 and the second is under construction. Explain the timing of when you recognize and how you classify the value attributed to the guarantee.

39.
We note that you estimate your guarantee obligation may result in a potential loss of $452,907. We further note that as of December 31, 2006, you recorded a REC guarantee liability of $349,554. Please reconcile these two balances. Please also tell us why the amount of the potential loss has not changed from your December 31, 2006 Form 10-KSB to your June 30, 2007 Form 10-Q. Tell us and disclose in future filings how you determined both amounts.

Response—34–39. During the third quarter of 2004, we entered into a construction contract with Seley Ranch. One of the terms of the contract called for us to guarantee that Seley Ranch could sell the renewable energy credits (REC) its system generated for a minimum of $0.125 per kilowatt hour (kwh) over a 7 year span. At the time of the contract and through the present, we are unable to ascertain if Seley had proper title to the generated REC's and if there was a viable market in which the REC's could be sold. As a result, we initially recorded a liability in accordance with FIN 45, paragraph 8, whereby we determined the maximum number of kwh to be generated over the 7 year span to be 3,148,936 (449,848 × 7), multiplied by the guaranteed amount $0.125, resulting in a liability of $393,617. The amount of revenue recognized on the Seley project in 2004 (not 2005 as indicated in error by the 2006 Form 10-KSB) was reduced by the full value of the REC. To date, there have been no subsequent adjustments to the value assigned, as the initial value assigned represents the maximum possible payout we would be required to make. Any subsequent adjustments, should changes in circumstances occur, in the REC liability will be included in that period's statement of operations. We do not believe that a present valuation of the liability would be appropriate as it would reduce the maximum liability we would be required to pay at the time the contract was entered into.

We note that we recorded a REC liability in the amount of $59,290 in the first quarter of 2005 relating to the Idyllwild project. The calculation was done in the same manner as above. These two projects were the only instances of the REC guarantee being issued by us.

We are not obligated to pay this liability until the end of the 7 year period, however we have been making payments against the liability in the amount of $92,658.

We note that the REC policy is included as a significant accounting policy in our financial statement. We do not deem the REC policy to be a critical accounting policy as we have only offered this guarantee two times and the ultimate amount was not a material number to our net loss available to common shareholders.

We believe the Seley contract fits all the appropriate categories of SAB 13, Topic 13A. Persuasive evidence of an arrangement existed in the form of a signed construction contract. We performed in all aspects of the contract and did not recognize revenue on the contract until we completed the project. Lastly, the price was fixed and determinable. We feel the amount attributed to the REC guarantee was sufficiently determinable to recognize revenue.

The contract does not fall within the scope of FAS 133 as there is an initial net investment required in the form of a sales contract. Derivatives do not require a net initial investment. We note that the guarantee would not exist or be in effect without the fulfillment of the sales agreement, which includes payment (or investment) by the customer.

Revenue Recognition, page 34

40.
We note disclosures throughout the filing reference third party costs incurred to perform work under your arrangements, such as the disclosure on page 19. We also note that inventory is mainly purchased components. Please discuss your consideration of EITF 99–19 regarding recording revenue gross as a principal versus net as an agent.

Response—We have addressed EITF 99–19, Gross vs. Net, and have determined that we record revenue on a gross basis. We are the primary obligor in the arrangement and have latitude in establishing prices and performing all or part of the service. We have discretion in supplier selection and are involved in the determination of product or service specifications. In addition, we have all of the credit risk.

The third party costs in our financial statement refers to subcontractors we hire on our behalf, who do not share in any of the overall credit risk, and manufacturers of our inventory (solar panels) which we buy, take possession of and install on construction sites.

Loan Origination Costs, page 35

41.
In future filings please disclose the method you use to amortize the debt issuance costs.

Response—We have revised to disclose that we use the effective interest method to amortize debt issuance costs over the life of the applicable debt instrument.

Share-Based Compensation, page 35

42.
We note the table on page 36 presenting the pro forma information of the effect on net income and net income per share for the year ended December 31, 2005 as if you had applied the fair value recognition provisions of SFAS 123. However, the column caption is incorrectly titled "2006" and the net loss and net loss per share amounts were extracted from the statement of operations for the year ended December 31, 2006 (rather than 2005). Please make all appropriate revisions in future filings.

Response—We have made appropriate revisions in response to this comment.

43.
Please tell us why you reflect no pro forma impact of stock-based employee compensation for 2005 even though you recorded $45,000 of compensation under APB 25.

Response—Revisions in response to comment 42 have clarified this issue.

Note 5. Contracts, page 39

44.
Please tell us and disclose in future filings a general description of the prerequisites for billing.

Response—Our billings are based on completion of production or construction milestones.

Note 6. Equipment and Leasehold Improvements, page 40

45.
We note from the statement of cash flows that you purchased equipment and lease improvements of $175,465 during 2006. We noted no discussion of sales of fixed assets in the statement of cash flows. We note that office furniture and equipment increased by $8,346, while vehicles, computers, test equipment and assembly fixtures and leasehold improvements declined in the aggregate by $186,427. We also note that accumulated depreciation decreased from $258,017 as of December 31, 2005 to $34,907 as of December 31, 2006, even though depreciation expense was $30,272 in 2006. Please reconcile the changes in Note 6 with the disclosures in your statement of cash flows.

Response—The Company abandoned $253,381 of fully depreciated fixed assets in 2006.

Note 10. Long-Term Debt and Notes Payable, page 42

46.
Please tell us and revise future filings so that it is clear from the narrative as to which line item you are referring to in the table preceding the narrative. Please note that the amounts in the table should reconcile to the narrative.

Response—We have revised this note in response to the comment.

47.
Please tell us and disclose in future filings the significant terms of all of your debt consistent with paragraph 4 of SFAS 129, including the $3,250,000 10% convertible note due July 21, 2008.

Response—We have revised this note so that the narrative correlates to the table in a clear fashion in response to the comment.

48.
Further, please provide us with you analysis of the accounting for the $3,250,000 note and warrants. Discuss your consideration of paragraph 12 of SFAS 133 for the embedded conversion feature within convertible debt in determining that the embedded conversion feature should not be bifurcated from the host instrument and accounted for as a derivative at fair value with changes in fair value recorded in earnings. We note that the conversion rate appears to be variable with no limitation on the number of shares issuable under the note. See Item II.B of the November 30, 2006, Current Issues and Rulemaking Projects from the Division of Corporation Finance which is available on our website at: http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

Response—The shares issued are not deemed variable. The agreement called for a conversion price equal to the lesser of $0.18 or the average of the preceding 10 trading days prior to closing of the transaction. The preceding 10-day average was $0.28, therefore the $0.18 price was used. The shares were fixed and determinable as of the date of the closing of the loan.

49.
As part of your discussion, please tell us how you calculated the amount of $3,072,973 allocated to the beneficial conversion feature of the debt and the amount of $1,447,308 allocated to the warrants. Please also tell us and disclose in future filings how you accounted for the amount allocated to the beneficial conversion feature and how you amortized the interest expense related to warrants discount.

Response—Upon further investigation by the Company, we noted an error in the calculation of the Beneficial Conversion Feature ("BCF") related to the July 2005 debt financing. When we calculated the BCF we applied the guidance in EITF 98-5 which stated that the BCF is amortized over the life of the debt or immediately if the debt is convertible immediately. We failed to apply the guidance in EITF 00-27 (Issue #6), which states that EITF 98-5 should be modified to require the discount related to the

BCF to be accreted from the date of issuance to the stated redemption date regardless of when the earliest conversion date occurs using the effective interest method.

        We noted another error whereby the total amount of the debt discount taken exceeded the proceeds allocated to debt. EITF 98-5, paragraph 6 indicates that the amount of the discount assigned to the BCF is limited to the amount of the proceeds allocated to the convertible instrument.

        Lastly, the value of the warrants related to the debt discount ($1,428,547) was amortized over the life of the debt using the straight-line method and not the effective interest method.

        As a result of the three errors described above, we have determined that the December 31, 2006 Form 10-KSB requires restatement to properly account for the transactions. We will include a footnote in the restated December 31, 2006 10-KSB to explain the quantitative and qualitative effects the errors had on the December 31, 2005 10-KSB, and on the September 30, 2005, March 31, 2006, June 30, 2006 and September 30, 2006 Form 10-QSB's. In addition, we will restate the March 31, 2007 and June 30, 2007 Form 10Q's to reflect the proper accounting for the effects of the above transactions.

Note 12. Convertible Preferred Stock, page 44

50.
Please disclose all of the significant terms of the preferred stock, consistent with paragraph 4 of SFAS 129, including conversion terms, terms of adjustment to the conversion price, dividends and redemption terms.

Response—The Company feels that the current disclosure for preferred stock is in compliance with paragraph 4 of SFAS 129.

51.
Please provide us with your analysis of the accounting for the redeemable preferred stock and warrants. Include a discussion of your consideration of SFAS 133, EITF 00-19 and 98-5 and Topic D-98. Include a discussion of your accounting for these instruments in your disclosure. See Item II.B of the November 30, 2006, Current Issues and Rulemaking Projects from the Division of Corporation Finance which is available on our website at: http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf

Response—The redeemable preferred stock (both Series C&D) is classified as Mezzanine on our balance sheet since there is a liquidity event noted within the contract that requires us to redeem the preferred stock in cash when the liquidity event occurs. The liquidity event is beyond our control. This classification is in accordance with Topic D-98 and ASR 268.

The warrant contracts do not meet the definition of a derivative under FAS 133, paragraphs 6-9 as they require a net initial investment. The warrants issued with the Preferred Stock were then measured under the criteria of EITF 00-19 and are deemed to be classified as permanent equity since they are settled in shares, the number of shares are fixed and determinable and we have sufficient authorized shares to properly net share settle.

52.
Please disclose in future filings the significant assumptions used to value the warrants issued with the Series D preferred stock consistent with paragraph 64 of SFAS 123R.

Response—The significant assumptions used to value warrants issued with the Series D preferred stock in accordance with paragraph 64 of SFAS 123R were the following:

stock price—	$0.32
exercise price—	$0.276
term—	10 years
volatility—	43%
discount rate—	4.57%

Note 13. Common Stock Transactions, page 46

53.
Please reconcile the table with your disclosures in Notes 10 and 14.

Response—The "Warrants Exercised" number in our schedule on page 53 was inconsistent with our disclosure in Note 14. We consolidated the actual warrants exercised on page 53 with shares given to induce a warrant exercise of 1,111,111 shares. The revised 10-KSB now presents an accurate statement of warrants exercised in both tables.

54.
Please tell us about the significant terms whereby you issued shares of common stock for "the purchase of RECs." Explain how you accounted for the purchases and why.

Response—This statement was inaccurate and has been deleted in the revised version.

55.
In future filings, including interim filings, please disclose the significant terms of significant transactions.

Response—The Company believes that the current disclosure is adequate.

Note 14. Warrant Transactions, page 46

56.
Please tell us and disclose in future filings, including interim filings, the significant terms of your warrant agreements, consistent with paragraph A240 of SFAS 123R and paragraph 4 of SFAS 129. Include a discussion of whether the warrants represent rights to purchase shares of your common stock or shares of your preferred stock. Disclose how you are accounting for the associated expense. Disclose the significant assumptions underlying your valuations consistent with paragraph A240(e) of SFAS 123R. For example, we note that you only reflect one set of assumptions to calculate fair value for all of your warrants.

Response—The Company feels that the current disclosure adequately describes the terms and conditions of our warrants

57.
Please tell us and disclose in future filings the significant terms whereby you issued warrants in connection with the issuance of registered common stock shares, extensions of short-term loans and on commissions as debt and equity financings. Tell us and disclose how you accounted for those transactions.

Response—We have expanded our disclosure in response to this comment.

Note 16. Stock-Based Compensation Plans—Incentive Stock Option Plan, page 49

58.
Please disclose in future filings the weighted-average grant-date fair value of equity options or other equity instruments granted during each year for which you provide an income statement and, for those same periods, the total intrinsic value of options exercised and the total fair value of shares vested during the years, consistent with paragraph A240(e) of SFAS 123R.

Response—We believe we have provided disclosure consistent with the requirements of paragraph A240(e) of SFAS 123R, the terms of which are included below:

  e.
  For each year for which an income statement is presented:

  (1)
  A description of the method used during the year to estimate the fair value (or calculated value) of awards under share-based payment arrangements.

  (2)
  A description of the significant assumptions used during the year to estimate the fair value (or calculated value) of share-based compensation awards, including (if applicable):

  (a)
  Expected term of share options and similar instruments, including a discussion of the method used to incorporate the contractual term of the instruments and employees' expected exercise and post-vesting employment termination behavior into the fair value (or calculated value) of the instrument.

  (b)
  Expected volatility of the entity's shares and the method used to estimate it. An entity that uses a method that employs different volatilities during the contractual term shall disclose the range of expected volatilities used and the weighted-average expected volatility. A nonpublic entity that uses the calculated value method should disclose the reasons why it is not practicable for it to estimate the expected volatility of its share price, the appropriate industry sector index that it has selected, the reasons for selecting that particular index, and how it has calculated historical volatility using that index.

  (c)
  Expected dividends. An entity that uses a method that employs different dividend rates during the contractual term shall disclose the range of expected dividends used and the weighted-average expected dividends.

  (d)
  Risk-free rate(s). An entity that uses a method that employs different risk-free rates shall disclose the range of risk-free rates used.

  (e)
  Discount for post-vesting restrictions and the method for estimating it.

Controls and Procedures, page 53

59.
We note your statement that your "disclosure controls and procedures are designed to provide a reasonable assurance of achieving their objectives." Please revise future filings to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm. Please note this comment also applies to Amendment No. 1 to your March 31, 2007 Form 10-Q and your June 30, 2007 Form 10-Q.

Response—We have revised our disclosure in response to this comment.

60.
We note your statement that the chief executive officer and chief financial officer have concluded that the company's disclosure controls and procedures are "generally effective for gatherings analyzing and disclosing the information that the Company is required to disclose in the reports filed under the Securities Exchange Act of 1934, within the time periods specified in the SEC's rules and forms." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures. Please note this comment also applies to Amendment No. 1 to your March. 31, 2007 Form 10-Q and your Form 10-QSB as of June 30, 2007.

Response—We have revised our disclosure in response to this comment.

61.
Further to the above, the language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. In future filings, please remove the language or revise the disclosure so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures set forth in Rule 13a-15(e). Please note this comment also applies to Amendment No. 1 to your March 31, 2007 Form 10-Q and your Form 10-QSB as of June 30, 2007.

Response—We have revised our disclosure in response to this comment.

62.
In light of the fact that "there are two areas of material weakness of concern," please disclose in reasonable detail the basis for officers' conclusions that the company's disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report. In addition, please see our comment above with respect to your reference to "generally' effective in the first sentence of the fifth paragraph.

Response—The reference to two material weaknesses is a mistake; only one item was identified for the year ended December 31, 2006. We will revise this section to provide that, despite the material weakness described, the company was able to fairly and accurately prepare financial statements for the noted period.

63.
Please also disclose in greater detail the nature of each of the material weakness identified in your disclosure and disclose when the material weaknesses first began.

Response—It was determined in 2005 that the accounting software employed by the company was inadequate for its operations.

Exhibits 31.1 and 31.2

64.
We note that the certifications filed as Exhibits 31.1 and 31.2 are not in the exact form required by Exchange Act Rule 13a-14(a). Please file an amendment to the December 31, 2006 Form 10-KSB that Includes the entire periodic report and new, corrected certifications with the exact language as specified in Item 601(b)(31) of Regulation S-B.

65.
We note that Exhibit 31.1 is signed by your Chairman of the Board. Please amend this certification so that it is signed by your principal executive officer consistent with Items 601 (b)(31) of Regulation S-B. Please similarly amend Exhibit 31.1 and 32.1 in your June 30, 2007 Form 10-Q and Amendment No. 1 to your March 31, 2007 Form 10-Q.

Response—The appropriate revisions have been made.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2006

Item 7. Financial Statements

66.
We note the revision made on the "Report of Independent Registered Public Accounting Firm" to include the name and electronic signature of the auditor. However, in reference to Exchange Act Rule 12b-l 5, "amendments filed pursuant to this section must set forth the complete text of each item as amended". Consequently, all of Item 7—Financial Statements must be included in the amendment. Please revise to comply.

Response—We are filing the requested amendment.

Form 10-Q for the Quarterly Period Ended June 30, 2007

Financial Statements, page 3

Note 11. Warrant Transactions, page 18

67.
Please reconcile the stock price for the 3.5 million warrants issued during the period with the disclosure on page 31.

Response—We have revised the note as requested.

Exhibits 31.1 and 31.2

68.
We note the following:

  —    You refer to 'WorldWater & Solar Technologies Corp.' and not the registrant,
  —    WorldWater & Power Corp. in paragraph 1.
  —    You have added or deleted some language in paragraphs 2, 3, 4 and 5;
  —    You have added the word "QUARTERLY" in paragraphs 2, 3 and 4;
  —    You have changed punctuation in paragraph 4(d).

Please file an amendment to the June 30, 2007 Form 10-Q that includes the entire periodic report and new corrected certifications consistent with Item 601(31) of Regulation S-K. Similarly amend your Amendment No. 1 to Form 10-Q for the quarterly period ended March 31, 2007.

Response—The Company's name recently was changed to WorldWater & Solar Technologies Corp. We have made the appropriate revisions in response to these comments.

Amendment No. 1 to Form 10-Q for the Quarterly Period Ended March 31, 2007

Financial Statements, page 3

69.
Please amend to include the financial statements of the registrant, WorldWater & Power Corp., as required by Article 3 of Regulation S-X, or tell us why the current presentation of the financial information for WorldWater & Solar Technologies Corp. is appropriate. Similarly revise your presentation of MD&A beginning on page 24 to be that of the registrant as required by Item 303 of Regulation S-K and amend to include signatures on behalf of the registrant, WorldWater & Power Corp., by a duly authorized officer of the registrant and by the principal financial or chief accounting officer of the registrant as required by Item G of Form 10-Q.

Response—We have made the requested revisions.

Please contact me with any questions or comments.

Very truly yours,

/s/ Stephen A. Salvo

Stephen A. Salvo